ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Wednesday, August 16, 2006, Vancouver, B.C.

Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: Pink Sheets

MICHAUD JOINT VENTURE 2006 DRILL PROGRAM RESULTS

Acrex Ventures Ltd. (“Acrex”) and Moneta Porcupine Mines Inc. (“Moneta”) are pleased to announce assay results of the 2006 drill program on the Michaud Joint Venture’s gold property located along the Destor Porcupine Fault Zone (“Destor”) in Michaud Township east of Timmins in northern Ontario.  Moneta and Acrex completed 1,117 metres of diamond drilling from April to June 2006 in five holes, which primarily tested the gold potential of the area between the previously discovered 55 and Western Zones.

The program was originally intended to test the gold potential of the Timiskaming sediments in contact with the ultramafic volcanics along the Destor on the Dyment 3 property under option from St Andrew Goldfields Ltd.  The first three holes on Dyment 3 encountered deteriorating ground conditions which ultimately precluded the completion of the planned program and a more extensive testing of this area has now been re-scheduled for the coming winter drill season.  Drilling completed did confirm the continuity of the overall geologic stratigraphy and establish the presence of gold mineralization with best values being 3.11 g/t gold over 1.15m and 7.51 g/t over 0.50m within a zone of 2.10 g/t Au over 2.55m, all as drilled widths in altered greywacke. Two drill holes defined the ultramafic-sedimentary contact but had to be abandoned before completing the section that includes the targeted sedimentary interval.

The program was also expected to test east and west extensions of the 55 Zone.  Due to ground conditions, only a western stepout hole was attempted and it unexpectedly drilled gabbroic rocks over much of its length without testing the target stratigraphic interval.  No significant gold mineralization beyond 2.28 g/t Au over 1.3m was found.

The final drill hole was used to generate geological information and “scissored” the previous drilling in the 55 Zone where only 18 drill holes had been completed to-date.  Drilling in 2005 intersected multiple zones of gold mineralization in most holes including 11.23 g/t over 1.70 metres (MA-05-27), 5.81 g/t over 7.40 metres (MA-05-30), 10.90 g/t over 2.00 metres (MA-05-31), and 9.04 g/t over 5.90 metres (MA-05-32), all over drilled widths.  Intersected zones in the 2006 program contained scattered stringers returning gold values generally in the 0.5 to 6 g/t range with the best value being 57.18 g/t Au over 0.31 metres close to true width in MA-06-37. This hole will aid in the interpretation of the 55 Zone gold mineralization and the layout of the 2006/2007 winter drill program.

The Michaud Joint Venture was formed in November 2004 by Moneta and Acrex to continue exploration on a 50/50 basis of a group of 65 claim units in Michaud Township. Prior drilling has resulted in the expansion of the “55” and discovery of the Western Zones on the property, which are both located along the Destor.  This geological setting has proven to be highly prospective for gold mineralization as evidenced by the presence of several nearby gold zones, including the 624,500 ounce inferred resource1 of Moneta’s Southwest Zone, located 3 kilometres on strike from the 2006 drill program.

Analyses have been completed by Swastika Laboratories. Quality control is by way of check assays, duplicates and standards. R. Skeries, P.Geo., is the "Qualified Person" for the purposes of National Instrument 43-101.

1 Moneta Porcupine Mines: Meixner report, SEDAR filing April 21st, 2005

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.

Table of significant assay results

Drill hole	From (m)	To (m)	Interval (m)*	Assay (g/t)	Comments
MA06-33 includes	238.85 242.45 242.45	240.00 245.00 242.95	1.15 2.55 0.50	3.11 2.10 7.51	abandoned in sand seam
MA06-34				nsv	~15m sediments, abandoned
MA06-35				na	casing only
MA06-36	71.70	73.00	1.30	2.28	max. 3.12 g/t / 0.60 m
MA06-37 includes includes	73.50 80.00 80.00 140.30 143.10 152.99 180.43 215.70 222.66 233.20	77.56 83.00 81.30 144.35 144.35 155.49 186.65 219.45 224.46 233.51	4.06 3.00 1.30 4.05 1.25 2.50 6.22 3.75 1.80 0.31	1.01 1.76 3.36 0.95 1.20 1.64 1.21 1.43 2.60 57.18**	max. 2.76 g/t / 0.90 m max. 3.48 g/t / 0.50 m max. 1.79 g/t / 0.80 m max. 3.36 g/t / 0.85 m max. 5.27 g/t / 0.32 m max. 2.73 g/t / 0.98 m max. 6.86 g/t / 0.50 m vein

*  drilled width

** average includes 2nd and 3rd cut assays from reject